Exhibit 99

REFINITIV STREETEVENTS EDITED TRANSCRIPT MG.TO - Q1 2021 Magna International Inc Earnings Call EVENT DATE/TIME: MAY 06, 2021 / 11:00AM GMT REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2021 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

MAY 06, 2021 / 11:00AM, MG.TO - Q1 2021 Magna International Inc Earnings Call CORPORATE PARTICIPANTS Louis Tonelli Magna International Inc. - VP of IR Seetarama Swamy Kotagiri Magna International Inc. - CEO, President & Director Vincent Joseph Galifi Magna International Inc. - Executive VP & CFO CONFERENCE CALL PARTICIPANTS Brian Arthur Johnson Barclays Bank PLC, Research Division - MD & Senior Equity Analyst Christopher Patrick McNally Evercore ISI Institutional Equities, Research Division - MD Dan Meir Levy Crédit Suisse AG, Research Division - Director & Senior Equity Research Analyst James Albert Picariello KeyBanc Capital Markets Inc., Research Division - Analyst John Joseph Murphy BofA Securities, Research Division - MD and Lead United States Auto Analyst Michael W. Glen Raymond James Ltd., Research Division - Equity Research Analyst Peter Sklar BMO Capital Markets Equity Research - Analyst PRESENTATION Operator Greetings, and welcome to the First Quarter 2021 Results Conference Call. (Operator Instructions) As a reminder, this conference is being recorded, Thursday, May 6 , 2021 . I would now like to turn the conference over to Louis Tonelli, VP of Investor Relations . Please go ahead . Louis Tonelli - Magna International Inc. - VP of IR Thanks, Selena . Hello, everyone, and welcome to our first quarter 2021 results conference call . Joining me today are Swamy Kotagiri and Vince Galifi . Yesterday, our Board of Directors met and approved our financial results for Q 1 2021 . We issued a press release this morning outlining our results . You'll find the press release, today's conference call webcast, the slide presentation to go along with the call and our updated quarterly financial review all in the Investor Relations section of our website at magna . com . Before we get started, just as a reminder, the discussion today may contain forward - looking information or forward - looking statements within the meaning of applicable securities legislation . Such statements involve certain risks, assumptions and uncertainties which may cause the company's actual or future results and performance to be materially different from those expressed or implied in these statements . Please refer to today's press release for a complete description of our safe harbor disclaimer . As we review financial information today, please note that all figures discussed are in U . S . dollars . We've included in the appendix a reconciliation of certain key financial lines for Q 1 ' 21 between reported results and results excluding unusual items . Our quarterly earnings discussion today excludes the impact of unusual items into Q 1 ' 21 . Please also note that when we use the term organic in the context of sales movements, we mean excluding the impact of foreign exchange, acquisitions and divestitures . Lastly, we held a virtual investor event on April 13 . For those that were not able to join us for the event, it's archived on our website in the Investor Relations section . And with that, I'll pass it over to Swamy . 2 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2021 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

Seetarama Swamy Kotagiri - Magna International Inc . - CEO, President & Director Thanks, Louis, and good morning, everyone . To start off, I hope everyone is staying safe and healthy . I'm happy to be reporting the results of the first quarter in my role as the CEO . Before I start, I would like to thank the management team and the employees of Magna for their diligence in staying safe and healthy, while continuing to operate successfully . I would also like to extend my appreciation to our customers who are working collaboratively in navigating the industry supply chain issues . With that, (technical difficulty) I'm really pleased with our strong Q 1 performance despite ongoing industry supply challenges . It was another solid quarter for our margins, in part as a result of our focus on operational excellence . Longer term, our portfolio positions us to continue driving sales growth over market, as well as strong free cash flow generation, and we remain very excited about Magna's future, particularly given our systems and complete vehicle know - how and approach . Before we get into the quarter results, let me reiterate the key points from our investor event last month : To drive growth in both top line and bottom line ; we will accelerate our capital deployment towards the mega trend and high - growth areas ; drive operational excellence to further improve performance ; and unlock new business models in markets by leveraging the full breadth of our capabilities . We have recently highlighted some of our activities in the focus areas associated with this strategy . In the area of electrification, we are developing and bringing to market our largest generation -- our latest generation of e - mobility products and technologies . These cover a range of powertrain configurations and vehicle segments . We have received significant interest from many OEMs on these new products . In fact, we recently received a program award for our latest e - drive technology for an upcoming battery electric vehicle . Our opportunities in electrification extend beyond the powertrain . We have a strong competitive position in battery enclosures, a product that has significant technology and engineering content that is needed on every high - voltage vehicle . We already have 2 program awards for this technology, and there is a lot more interest in the pipeline . In the area of autonomy, we have highlighted a program award for a driver monitoring system launching next year . Here, we are combining our experience in both cameras and mirrors to develop fully integrated systems . Lastly, we recently entered a strategic collaboration agreement with REE, an e - mobility startup to explore future vehicle development opportunities across a variety of use cases and in the area of mobility as a service in the light commercial vehicle market . So lots of exciting things on the go at Magna . Let me turn to some of the market dynamics that are affecting our business right now . Following a challenging 2020 with a negative impact of COVID, particularly in the first half, we are experiencing a recovery in global vehicle demand and a corresponding increase in global auto production . Vehicle segment mix globally has been shifting towards light trucks over the past few years, and this continued this past quarter in both North America and Europe . We have a higher proportion of our sales in truck segments relative to the market in each of these regions . And compared to 2020 , a weaker U . S . dollar relative to a number of currencies in which we operate is also creating a tailwind in our reported sales this year . In terms of headwinds, the entire industry is experiencing supply constraints, in particular, a global semiconductor chip shortage . We expect the chip shortage to continue to have an impact throughout the year . Supply issues, particularly in chemicals and resins are driving higher commodity costs for us in the remainder of the year . And the ongoing pandemic continues to impact the industry, including through stay - at - home orders and other restrictions . COVID remains a risk to the industry through this year . The health and safety of our employees remains our top priority . Overall, we continued our strong performance in Q 1 despite some of the operating challenges we faced . Consolidated sales increased to $ 10 . 2 billion, reflecting 3 % weighted sales growth over market . EBIT margin increased to 7 . 6% . Our adjusted EPS more than doubled to $ 1 . 86 , and mainly as a result of our [higher] earnings, free cash flow increased to over $ 400 million in this quarter . We also returned $ 280 million to shareholders and raised our financial outlook for the year . All in all, another good quarter for Magna . With that, I will hand it over to Vince to take you through the specifics . Vince? MAY 06, 2021 / 11:00AM, MG.TO - Q1 2021 Magna International Inc Earnings Call 3 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2021 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

Vincent Joseph Galifi - Magna International Inc. - Executive VP & CFO Thank you, Swamy, and good morning, everyone. I hope you're all staying safe and healthy. I'm going to start with a review of the quarter. Looking at the global vehicle production, it increased 18 % in the first quarter, driven by an 87 % increase in China . In North America and Europe, our 2 largest markets, light vehicle production was essentially level and up 5% , respectively . On a Magna weighted basis, light vehicle production increased 6 % in the first quarter of 2021 . Our consolidated sales were $ 10 . 2 billion, that's up 18 % over the first quarter of 2020 . The increase was primarily due to the higher global vehicle production and higher assembly volumes, including an estimated $ 1 . 1 billion negative sales impact from the COVID - 19 pandemic during the first quarter of last year, partially offset by the negative impact of supply disruptions, including the semiconductor chip shortage during the first quarter of 2021 . In addition, the higher sales in the quarter reflected the positive impact of currency translation, the launch of new programs and business combinations, partially offset by the end of production of certain programs and net customer price concessions . On an organic basis, our sales grew 9 % year - over - year for a 3 % weighted growth over market for the first quarter . Organic sales exclude currency translation, which was a $ 465 million tailwind and business combinations, which increased sales by about $ 240 million . Adjusted EBIT increased 91 % to $ 770 million in the quarter . Our adjusted EBIT margin increased 290 basis points to 7 . 6% , which was ahead of our internal expectations . This compares to 4 . 7 % in the first quarter of last year . 130 basis points of this increase relates to particularly strong improvement in our Power & Vision segment, 110 basis points is due to an increase in Body Exteriors & Structures, 10 basis points is due to the higher Seating margins and 40 basis points is related to our Corporate segment . I'll get into the specifics in our segment review . Equity income increased $ 17 million year - over - year to $ 47 million in the first quarter of 2021 . About 2 / 3 of this increase was related to earnings on higher sales at equity - accounted operations, and the remainder was largely a result of business combinations . Our effective income tax rate came in at 23 . 3% , which was in line with our expectations . Net income attributable to Magna was $ 566 million compared to $ 261 million in Q 1 of 2020 , reflecting the higher EBIT, partially offset by higher income taxes, interest expense and minority interest . Diluted EPS increased $ 1 or 116 % to $ 1 . 86 for the quarter . The increase reflects the higher net income partially offset by a modestly higher number of shares outstanding . The higher number of shares outstanding primarily reflects the exercise of stock options and an increase in the number of diluted shares related to stock options outstanding as a result of the increase in our share price . These were partially offset by the impact of share repurchases during or subsequent to the first quarter of 2020 . Net income attributable to Magna was $ 566 million compared to $ 261 million in Q 1 of 2020 , reflecting the higher EBIT, partially offset by higher income taxes, interest expense and minority interest . Diluted EPS increased $ 1 or 116 % to $ 1 . 86 for the quarter . The increase reflects the higher net income, partially offset by a modestly higher number of shares outstanding . The higher number of shares outstanding primarily reflects the exercise of stock options and an increase in the number of diluted shares related to stock options outstanding as a result of the increase in our share price . These were partially offset by the impact of share repurchases during or subsequent to the first quarter of 2020 . Net income attributable to Magna was $ 566 million compared to $ 261 million in Q 1 of 2020 , reflecting the higher EBIT, partially offset by higher income tax, interest expense and minority interest . I'm going to pass that, that's the same page (inaudible) . Now let me take a look at our segments . Body Exteriors & Structures sales were $ 4 billion in the first quarter, a 9 % increase from a year ago . The increase reflects higher vehicle production, the launch of new programs and the positive impact from foreign currency translation of $ 130 million . (technical difficulty) These were partially offset by the end of production of certain programs (technical difficulty) MAY 06, 2021 / 11:00AM, MG.TO - Q1 2021 Magna International Inc Earnings Call 4 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2021 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

and net customer price concessions . Body Exteriors & Structures EBIT increased to $ 327 million in Q 1 of 2021 . Margins increased by 270 basis points to 8 . 1 % in the quarter . This increase reflects earnings on the higher sales, cost savings and operating efficiencies, including as a result of restructuring actions implemented and lower commodity costs . These were partially offset by lower transactional FX gains, higher launch costs and net settlements of customer claims in the quarter . Power & Vision segment sales increased 25 % to $ 3 . 2 billion in the quarter . This increase primarily reflects higher vehicle production, the consolidation of Getrag entities in the quarter, which added $ 162 million in sales, $ 160 million positive impact from foreign translation and the launch of new programs . These were partially offset by net customer price concessions . Power & Vision EBIT increased to $ 297 million and EBIT margin increased to 9 . 4 % compared to 5 . 4 % in the first quarter of 2020 . The increase primarily reflects earnings on higher sales, lower net application engineering costs related to 3 upcoming ADAS program launches, the net impact of the consolidation of the Getrag entities and cost savings and operating efficiencies, including as a result of restructuring actions implemented . Seating sales were $ 1 . 3 billion, which was up 3 % from the first quarter of last year, reflecting the acquisition of Hongli, the launch of new programs and a $ 30 million positive swing in foreign currency translation . These were largely offset by lower volumes in certain high content programs and net customer price concessions . Seating EBIT increased by $ 15 million to $ 55 million for the quarter, while EBIT margins increased by 100 basis points to 4 . 2% . This increase primarily reflects productivity and efficiency improvements at an underperforming facility, higher equity income and cost savings and operational efficiencies, including as a result of restructuring actions implemented . These were offset by lower earnings due to the unfavorable mix of production in the quarter . And finally, Complete Vehicles sales rose by $ 529 million from last year to $ 1 . 85 billion, representing a 40 % increase . The increase is primarily due to higher assembly volumes, which were up 30 % and foreign currency translation, which increased sales by $ 155 million . Complete Vehicles EBIT increased to $ 80 million a quarter . EBIT percent rose from 3 . 8 % to 4 . 3 % in Q 1 of ' 21 , as a result of earnings and higher volumes, net of contractual fixed cost recoveries on certain programs, higher margins on engineering programs, favorable program mix and earnings related to our arrangements with Fisker . These factors were partially offset by a favorable engineering program resolution in the first quarter of last year . I'm now going to review our cash flows and investment activities . During the first quarter of 2021 , we generated over $ 1 billion cash from operations before changes in working capital and invested $ 372 million in working capital . Investment activities amounted to $ 319 million, including $ 212 million in fixed assets, $ 104 million increase in investments, other assets and intangibles and the $ 3 million investment in private equity investments . Free cash flow increased 13 % to $ 414 million in the first quarter . We repurchased $ 162 million of our shares, representing 1 . 8 million shares and paid $ 130 million in dividends . Our adjusted debt to adjusted EBITDA is 1 . 74 , down from 1 . 98 at the end of 2 , 000 ( sic) [ 2020 ] and continuing the sequential quarterly improvement we have experienced since the second quarter of 2020 . Our liquidity remains strong at $ 7 billion at the end of the first quarter . After the quarter, we amended our revolving credit facility, including an extension of the maturity date for $ 2 . 6 billion to June of 2026 . We also updated our 2021 outlook compared to February . Our assumptions for light vehicle production have been lowered for North America, reflecting the ongoing impacts of the semiconductor shortage and increase in China as a result of continued strong production . We have also slightly increased our expectations for the Canadian dollar and slightly lowered our expectations for the euro, in each case compared to the U . S . dollar . These currency changes have a [negligible] impact on sales and margin in our outlook . We moved up our range for consolidated sales, reflecting modest increases for our Power & Vision and Complete Vehicles segment and a modest reduction for Seating . We increased our adjusted EBIT margin range by 10 basis points and is now 7 . 2 % to 7 . 6% . We increased our equity income range by $ 35 million, substantially related to our Power & Vision segment . Interest expense has been lower to approximately $ 100 million from approximately $ 110 million previously . Net income attributable to Magna has been increased, reflecting the higher sales and margin and lower interest expense . And our tax rate and capital spending expectations are unchanged from our last outlook . We also increased our free cash flow expectations to $ 1 . 6 billion to $ 1 . 8 billion compared to $ 1 . 4 billion to $ 1 . 6 billion range previously . This mainly reflects increased expected earnings and a lower expected investment in working capital for the year . Recall from our February presentation that we expect free cash flow in the ' 21 to ' 23 time period of between $ 5 . 5 billion and $ 6 billion . MAY 06, 2021 / 11:00AM, MG.TO - Q1 2021 Magna International Inc Earnings Call 5 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2021 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

In terms of segment margins, we've increased our margin range for Power & Vision, reflecting among other things the higher expected sales and equity income . We've increased margins for Complete Vehicles, largely due to improved program mix relative to our previous expectations . We've lowered our margin range for Body Exteriors & Structures, mainly as a result of higher anticipated commodity costs and we've lowered our Seating margin range primarily to reflect the impact of lower expected sales . In summary, I think we had a good -- strong start to the year . Our organic sales once again outpaced weighted global vehicle production . Adjusted EBIT margin improved 290 basis points to 7 . 6 % despite production disruptions, including as a result of the ongoing chip shortage . Free cash flow was strong, up 13 % to $ 414 million, and we modestly increased our outlook for the year . Thanks for your attention this morning . We'd be happy to answer your questions at this time . QUESTIONS AND ANSWERS Operator (Operator Instructions) Our first question comes from the line of John Murphy from Bank of America Merrill Lynch . John Joseph Murphy - BofA Securities, Research Division - MD and Lead United States Auto Analyst Just a quick question, and I recognize this might be tough to answer exactly . But if, Vince, we look at the outlook and didn't have the benefit of knowing everything that was going on in the world, it would look pretty good . So it's impressive as of the first quarter results, but can you gauge a ballpark for us what you think the negative impact of the production disruption and the [semi] disruption is having on your results? Vincent Joseph Galifi - Magna International Inc . - Executive VP & CFO John, I guess there's a couple of things . One is what's the impact in the quarter and what do you expect the impact is going to be for the balance of the year . We actually looked at what we thought was kind of lost production as a result of some of the customer shutdowns . So we're able to quantify that . But what we weren't able to quantify is if our customers shifted production to certain other programs, and we had higher volumes, how much of that was as a result of the chip shortage and our customers reallocating what vehicles they want to produce . So I'm really not comfortable kind of quantifying exactly what we think the chip shortage is . It's a little different when you have a strike, and you can say, I lost this production . It's been really challenging . I can tell you it certainly did have an impact in our operations . You can look at Seating and some of the impact there, in particular . We had some offsets, I think, higher volumes in certain programs that we weren't anticipating . But all in all, it would have been a headwind, not only to sales, but also to profitability because as we were trying to manage through the semiconductor issue, and we never disrupted production for our customers, which is really key . And Swamy thanked our employees and management for that big focus as well as our customers helping us on that, but it did create some inefficiencies in production . So I think that was a little bit of a hit for us from a profit perspective, but John, difficult to really quantify . John Joseph Murphy - BofA Securities, Research Division - MD and Lead United States Auto Analyst Okay, and then second question on visibility on your production schedules . Obviously, that's tough right now . You guys are admirably taking a stab at it and talking about actual numbers, where other folks are -- because some of the automakers are backing away from volume specifics . If you think that there tends to be some downside risk to production going forward, you've seen it made up by mix in a big way so far . Do you expect that? Or are we at a point where the mix has been so rich if we see production downtime -- incremental production downtime, it could be more of a hit? MAY 06, 2021 / 11:00AM, MG.TO - Q1 2021 Magna International Inc Earnings Call 6 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2021 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

Vincent Joseph Galifi - Magna International Inc . - Executive VP & CFO Yes, John . We put our forecast together, we're looking at current production schedule, so that would have impacted -- or that would have had included in their customer plans for production, of course, impacted by the chip situation . Yes, I think there's -- if you look at some of the customers and some of the comments that they've made over the last even couple of days, I think there's some risk there shorter term . The question in my mind is can this be made up later on in the year . And that's really an unknown . I think when you look at what we've done to North American production and bringing our estimates down by 300 , 000 units, that in part reflects our view of the chip situation . So we expect some of the loss production for us in 2021 will spill into 2022 . We don't have a crystal ball exactly on what's going to happen in ' 21 , but I think we took a good stab at it . And we're just going to have to evaluate it, John, and we'll see where that comes out at the end of the second quarter . John Joseph Murphy - BofA Securities, Research Division - MD and Lead United States Auto Analyst Okay . And then Swamy, on Slide 10 , you talked about the 2 battery enclosure awards that you have so far, they're both on trucks . I'm just curious what you think the opportunity set is for battery enclosures over time for you? Is it more focused on body - on - frame trucks? Or is there an opportunity on unibody structures on cars and CUVs? And who else are you kind of competing with in that arena? It seems like you'd be a leader, but I'm just trying to understand if it's automakers themselves in - house or other external suppliers? Seetarama Swamy Kotagiri - Magna International Inc . - CEO, President & Director John, I would say the battery enclosures have to be on any of the high - voltage vehicles, right? If you look at it from that context, I would say it applies to all segments of vehicles . Given our position and how we do in the truck, I think there is a great opportunity for us to do more than just the enclosure, but how do you create a system that helps manage crash, NVH, [thermo] and so on and so forth . So there is a significant opportunity there . From the perspective of capabilities, I think as we go forward, you need to have something that is a bit modular and need to be able to make this product with different processes and different materials . Given the expertise that we would have in Magna, whether it's different types of materials or different processes, I would say we would -- we are uniquely positioned to deal with it . I can't comment on who the others would be . But looking at our interaction with the OEMs and our conversations, we are in really good position, John . John Joseph Murphy - BofA Securities, Research Division - MD and Lead United States Auto Analyst And then just lastly, Vince, real quick, on the working capital, $ 372 million you used in the quarter, I mean, do you expect some of that to reverse during the course of the year? Is this typical seasonal stuff? I mean -- free cash flow is very strong as it stands, but the big use on working capital . Just curious about -- how that will progress through the course of the year? Vincent Joseph Galifi - Magna International Inc . - Executive VP & CFO Yes, John, again, working capital is pretty seasonal . So you typically invest in Q 1 and you get it back in Q 3 , a bigger part in Q 4 . My only sort of just color to working capital, John, you'll recall, we exited last year with a pretty low level of working capital . I would have expected that our investment would have been a little higher in Q 1 , we came in better than what I thought . But having said that, it doesn't change sort of the main thesis that as you get to the end of the year, we should see a reversal of some of that working capital . Operator Our next question comes from the line of Peter Sklar of BMO Capital Markets . MAY 06, 2021 / 11:00AM, MG.TO - Q1 2021 Magna International Inc Earnings Call 7 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2021 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

Peter Sklar - BMO Capital Markets Equity Research - Analyst The Power & Vision segment was particularly strong . I believe some of it has been the engineering support that you had to provide for the 3 programs that I believe, some -- or all of them are in launch . So those costs have dropped off, maybe you're getting some contribution from the programs . But could you just review in further detail why the Power & Vision had such a strong result this quarter? Vincent Joseph Galifi - Magna International Inc . - Executive VP & CFO Peter . Yes, sure, let me talk a little bit about what's happened at Power & Vision . When you think about kind of where we were last year to this year, recall that we talked about COVID - 19 last year impacting margins like 200 to 250 basis points . So that's kind of reversed . I'd say that there's -- in my mind, there's like 3 things that really stand out -- there's a lot like sort of pluses and minuses all the time, but I'd say 3 things that stand out . I'd say that the biggest item, Peter, is the fact that volumes were higher, ignoring the impact of COVID and even our estimate of what production could have been on semiconductor shortage . And the incremental margins on that higher volume is typically going to be higher, right? Just typically a more capital - intensive business . So as volumes pick up, you start to see some pretty good incrementals on this . We talked in prior years about the investment we were making on 3 advanced ADAS programs for some European customers . We've been talking about the engineering starting to step down as we get closer to launch, and we're certainly seeing the benefit of that in Q 1 , and we're expecting that to continue for the balance of the year . Just like every other operation in Magna, we took the restructuring charges last year . And we're seeing the benefits of that in this group as well as continued operating efficiencies . And we started to consolidate the Getrag joint venture some of the operations we acquired from Ford . And sales were pretty good and margins came in at pretty decent levels, higher than what we were anticipating . I think that's going to sort of balance out in the balance of the year, but certainly a little higher in Q 1 that we were anticipating . And that makes up really the improvement in Power & Vision . Higher equity income helped as well . But those are the real big pieces that stand out in my mind about the (inaudible) Power & Vision . Peter Sklar - BMO Capital Markets Equity Research - Analyst And then I just wanted to ask if you could give us an update on where you're at on the electric drive program awards . I believe you've been awarded -- I believe it's 3 programs . If you could talk a little bit about where those programs are and what joint ventures and what quoting activity looks like? And what you anticipate seeing unfolding, say, over the next 12 to 24 months in terms of quoting activity and potential program awards? Seetarama Swamy Kotagiri - Magna International Inc . - CEO, President & Director Peter, maybe quick points on the -- we have talked about in the past the programs we are launching the 2 in China with our HASCO joint venture continued to progress well . One of them we are launching as we speak . We talked about 2 others on 1 battery electric vehicles -- vehicle that has been awarded . We continue to have discussions on other programs with customers based on the 2 or 3 product lines that we talked about on the Investor Day and even today briefly, including the current existing product line, not just the 3 we showed, but the e - drive that we have as a platform, there is several discussions ongoing there . So I would say in the next 12 to 24 months, there is a lot of discussions . Obviously, we cannot specify any of that in terms of the customer until we have the certainty, but there is a good pipeline and interest from a product perspective from various customers . And the recent award that I talked about today on the BEV is from the wholly owned Magna powertrain side of things . Peter Sklar - BMO Capital Markets Equity Research - Analyst Okay . And Swamy, the partnership or joint venture that you're developing with LG, has that progressed enough where it is quoting on electric drives as well, or is that joint venture still in its infancy and it's not up and running yet? MAY 06, 2021 / 11:00AM, MG.TO - Q1 2021 Magna International Inc Earnings Call 8 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2021 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

Seetarama Swamy Kotagiri - Magna International Inc . - CEO, President & Director Peter, as we talked about, I think we have to finish and the formalities is progressing well, hopefully by -- we'll be able to talk about it by end of this quarter . As we mentioned, they have a business of about $ 150 million in 2019 , and we see good pipeline, and we talked about a 50 % CAGR for the planned period going forward . Once we finish this, the formalities and go through the details of the program, we can give more granularity on it from the component side of things . And obviously, with the strength of having the e - machine and the inverter and the discussions we are having on that, also opens discussions at the systems level for the entire e - drive . So as we get through the next 3 to 6 months, finish the formalities and go through it, we'll be able to provide a lot more granularity, but the opportunities are -- look very exciting . Vincent Joseph Galifi - Magna International Inc . - Executive VP & CFO Yes, (inaudible) close, Peter . Operator Our next question comes from the line of Chris McNally Evercore ISI . Christopher Patrick McNally - Evercore ISI Institutional Equities, Research Division - MD I really wanted to maybe dive a little bit further into some of the discussion you just had around Power & Vision . Because I think what we're all realizing is maybe over the last 2 years, you had a lot of these one - offs that were sort of suppressed margins and you've done a great job of highlighting those numbers . But I'm kind of curious around just actually on the pure Powertrain business, where maybe some of the issues could -- we can sort of track back for 3 or 4 years, particularly around the [drive,] things like [wet versus dry] clutches . It was such a long list . I'm curious how much you've actually been able to really pull out costs from that business so that this could end up being a significant driver even beyond 2023 for margin potential? Vincent Joseph Galifi - Magna International Inc . - Executive VP & CFO Chris, you look back at Power & Vision, and we get some businesses there that we've had for quite some time, they continue to grow, they continue to generate decent returns . I think about our mirrors business or mechatronics business, and there's a lot of interesting and exciting things going on in that space . Then we have say a couple of businesses that we're making some -- we have made and continue to make some pretty significant investments in electrification as well as ADAS . And I've talked in the past about investing in today's technology -- platform technology . And you're making those investments today, you're expensing all that . The sales are not coming to sometime down the road . And what we're seeing, as we're looking at even ' 21 and beyond is that the sales are starting to trickle in, so that's helping . And our investments on the engineering front are starting to stabilize . So that's been a contributor . And I expect it to be a continuing contributor going forward . We certainly talked about some of the challenges we've had from an engineering standpoint of some of those advanced ADAS programs, and that's now under control, and we're seeing -- getting closer to production . So that's stabilized . All of that sort of is plus, plus, plus . When I think about our Getrag entity, over the years, unfortunately, we did take a number of impairments on this business . And I've kept on saying and I still say the same thing, when I look at that business, there was parts of that business that outperformed our initial expectations when we bought it . And some of those -- parts of that business underperformed . When you kind of put it all together, it all kind of worked out . Europe was a strength . And China, in some cases, was a negative to us . So we have been working on certainly operating efficiencies . I think the new structure that we have in place, gives us more control in sort of [both] operations . We've also been very successful in the Getrag business and locking in a significant amount of transmission business that's going to go out for a very long period of time, it's the business that we've had, it continues to evolve . And we're leveraging our capabilities in Getrag into the electrification field . So I mean, there's a lot of moving pieces, Chris, but kind of put that all together, I'm excited about some of the things I'm seeing in our electrification ADAS business and our entire Power & Vision segment . MAY 06, 2021 / 11:00AM, MG.TO - Q1 2021 Magna International Inc Earnings Call 9 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2021 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

Christopher Patrick McNally - Evercore ISI Institutional Equities, Research Division - MD That's great . I mean, it sounds like maybe even 2023 , the sort of the 10 % to 11 % margin may not be the top . I mean, you used to have some margins guide . When I look back, it included 12 % plus . So it seems like there's a long runway there just on the core business . Real quick, if I could just ask about active safety qualitatively . How the order book is? And also just high level, are you seeing strong attach rates, we're seeing a push towards premium vehicles, we're seeing major players like GM really start to push on L 2 + on products (inaudible) . So I know you won't provide quantitative numbers, but just qualitatively how we think about active safety? Seetarama Swamy Kotagiri - Magna International Inc . - CEO, President & Director Yes . I think -- Chris, we continue to make progress in winning business, like Vince talked about on the 3 programs as we stabilized some of the call it, the base technology development actually even helps proliferating to other business activities as we look at it . And as we looked at the last year booking business and in the near term, I think we talked about a 20 % sales CAGR [out to] 2023 . And even beyond that, as we look towards the outer years of ' 23 to ' 27 , we are looking at a 15 % to 20 % CAGR rate . And just not looking only at the active safety piece of it, but there are certain building blocks there, better opening opportunities as we talked about the CLEARVIEW and the integrated systems with mirrors and so on . So I think path forward looks positive . I think we need to continue to focus on the execution, on the programs that we are launching and pieces of this development could become or is becoming foundational for other opportunities that are coming along . Operator Our next question comes from the line of Brian Johnson of Barclays . Brian Arthur Johnson - Barclays Bank PLC, Research Division - MD & Senior Equity Analyst Just want to ask a couple of questions around some of the [product developments are very] interesting . So with regard to the DMS, what are you seeing in terms of pipeline activity around that? It's certainly a big focus of debate in the ADAS community with a certain automaker allegedly not doing good job with [driver monitoring] . Are you seeing increased interest in that? Is it going beyond just the high end luxury? And then related to that, are you involved with or aware of any discussions, particularly around Euro NCAP that would move to standards that may not mandate DMS, but make it needed for -- or even mandated or somehow consider requirement that would almost require DMS? Seetarama Swamy Kotagiri - Magna International Inc . - CEO, President & Director Brian, we definitely see increased interest in (inaudible) various discussions with the OEMs, like you mentioned, Euro NCAP is definitely one of the drivers . And there is a lot of talk in Europe, but although it starts with a legislative [pull,] it obviously is going to start becoming a standard going forward just in comparative purposes . And I don't think it's just limited to premium segments, like you said, I think it proliferates beyond the premium across . And we start -- we are starting to see quite a bit of discussions even outside Europe . So I think it's going to be pretty much a global market that's going to look at driver monitoring systems . And I think from our perspective, like I talked about, the real estate, where we have the Inside Mirror, the camera technology and the fusion capabilities . I think we are really excited to see how -- the role we can play in that market segment . Brian Arthur Johnson - Barclays Bank PLC, Research Division - MD & Senior Equity Analyst And I assume you're using [infrared] on that? MAY 06, 2021 / 11:00AM, MG.TO - Q1 2021 Magna International Inc Earnings Call 10 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2021 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

Seetarama Swamy Kotagiri - Magna International Inc . - CEO, President & Director Not necessarily . I wouldn't say that . There is different types of technologies, but no, I wouldn't say [infrared] is a necessity . Brian Arthur Johnson - Barclays Bank PLC, Research Division - MD & Senior Equity Analyst Okay . And second thing on that page . The vision of a pickup truck, which -- what looks like a solid beam axle with an e - motor around that . We've seen that in the commercial -- in the medium duty, heavy - duty world with products from the likes of Dana American -- Dana and Meritor . Is this something you're -- well, clearly, (inaudible), but what would it mean for the traditional axle makers if an OEM goes this route? And is it likely when you -- in pickup trucks, that this will be the chosen approach some sort of solid beam e - motor as opposed to something without as much structural capability . Seetarama Swamy Kotagiri - Magna International Inc . - CEO, President & Director Brian, I think from our perspective, the idea is to not sacrifice any of the capabilities of a pickup truck in terms of towing our load capacity . The second aspect of it is to minimize the disruption to the packaging and the suspension around full frame vehicles . So if you're looking at the e - drive in the front by putting this [eBeam] axle with minimum disruption to packaging, we're able to provide all the capabilities . So from a normal SUV pickup segment, this provides the opportunity to have an electric variant . So that's really the key attribute that makes it really attractive . Brian Arthur Johnson - Barclays Bank PLC, Research Division - MD & Senior Equity Analyst Okay, and what about the REE automotive? How would it fit into that? That's a completely different axle design . Does that -- are you looking at things with complete vehicle assembly, creating kind of new van bodies off of their platform? Seetarama Swamy Kotagiri - Magna International Inc . - CEO, President & Director Brian, I think it's more like [e - skateboard,] but it doesn't stop there . It gets into the (inaudible) modules . And kind of dealing with how we can have a discussion on the sprung mass versus unsprung and how we can have different variants of the shell on the top or quality bodies and use it for delivery or for other last mile [variants] that you can come up with . There's a lot of interesting possibilities there . And just with the capabilities that we have in commercializing and scaling, we think it's a good fit . Operator Our next question comes from the line of Dan Levy of Crédit Suisse . Dan Meir Levy - Crédit Suisse AG, Research Division - Director & Senior Equity Research Analyst I wanted to start with the question on the (inaudible) . You just did, I believe, 7 . 6 % in the quarter . And you're looking at guide of 7 . 2 % to 7 . 6% , you're implying there's potentially some downside to what you just did in the first quarter . Is that downside just simply a function of the end market uncertainty or risk on volume? Is there something [around] commodities? And then I would just ask, given -- there is obviously this end market uncertainty, maybe you could provide us with a comment on cadence here for what we should expect over the remaining quarters in the year? Vincent Joseph Galifi - Magna International Inc . - Executive VP & CFO Dan . I don't think you can typically look at Q 1 and draw conclusion as to what that means for the balance of the year . You've got some seasonality built into a couple of quarters . You typically have the July shutdowns . You have an impact at July, you have an impact on -- over the Christmas holidays . So that typically does have a negative impact on margins in a particular quarter . And I think it's the biggest factor . I look at our revised MAY 06, 2021 / 11:00AM, MG.TO - Q1 2021 Magna International Inc Earnings Call 11 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2021 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

margin guidance, which is up 10 basis points . As we've moved sales up, FX didn't have much of an impact on our ranges, but we moved a range up on sales [couple of hundred million] adjusted EBIT margin up 10 basis points . We're bringing down volumes in North America, where we do generate typically higher margins . But some of the negatives, as I look at the next 9 months in the year is, I'd say the biggest negative is commodity costs . When I look at Q 1 , let's say, year - over - year, it's a little bit of a help to us in Q 1 . But when I look at the impact for Q 2 , Q 3 and Q 4 , in particular, as I look at resins, it's been a pretty significant (inaudible) outlook from where we were in February . So I think you got to take all that into account in looking at margins . So I think the better metric to look at is really on an annual basis is 7 . 2% , 7 . 6% , what does that really mean and how does that compare and then how do the quarters fit into all that . But I think the quarter is completely in line and seasonality is going to have an impact on margins as we get through the balance of the year . Dan Meir Levy - Crédit Suisse AG, Research Division - Director & Senior Equity Research Analyst Great . And just on that, maybe you could just on commodity point, just remind us because I know you have a few different exposures, and there are some things going on with the scrap as the offset . But let's just say prices remain where they are today, how much of a net headwind will that would carry over into 2022 that we wouldn't see in 2021 , given sort of the timing of contract [in every setting?] Vincent Joseph Galifi - Magna International Inc . - Executive VP & CFO Yes . Dan, I don't have the answer for you there . I think when I look at the commodity side and the impact in -- expected impact in ' 21 , it's -- resin is the one that's impacting us . And with the disruptions in taxes, it's really driven up prices . And I'm hoping that as we get into ' 22 that we get into a more normal environment . I don't think this is going to be a long - term sort of impact, what we expect there will be some recovery, whether that takes place in the balance of ' 21 or sometime in ' 22 . So hard to say exactly incrementally ' 22 versus ' 21 , what that impact could be at this point in time . Dan Meir Levy - Crédit Suisse AG, Research Division - Director & Senior Equity Research Analyst Okay . And then my second question is just on Complete Vehicles . And obviously, we continue to see the margin (inaudible) remaining pretty solid . And I know that mix plays a role in specifically the engineering services . I'm just wondering if you can maybe more broadly give us an update on the tone or tenor of the types of discussions you're engaged in with different automakers on engineering services because, obviously, we've seen one thing that's changed in the narrative on Complete Vehicles, it's more than just the vehicle manufacturing side is that there's an engineering service capability as well that you're providing . So maybe you could give us an update on what type of incremental conversations you are engaging with different (inaudible) makers, be it on the legacy side or the start - up front? Seetarama Swamy Kotagiri - Magna International Inc . - CEO, President & Director I think, as we talk about, we've mentioned our capability in terms of full vehicle manufacturing and engineering is an enabler in many ways, not just with start ups, but we continue to have various conversations with not just the new entrants, but as incumbents of the established OEMs are looking at possibilities of variants, whether it is electric or otherwise . And as they're looking at their current spend in the mega trends . We are fortunate to be at the table to have all those conversations . Obviously, we cannot talk specifics of which program -- programs and how but we are having that conversations pretty much across all regions of the world . I think, Vince, anything to add from the perspective of the pipeline? Vincent Joseph Galifi - Magna International Inc . - Executive VP & CFO Yes . Swamy, you look at kind of the interest in Magna Steyr . And one of the challenges we've had is kind of how to allocate resources . And I think picking the right programs and picking programs that we can leverage some of our production capability to me is really key . I also think the team has done a really good in job focusing on cost and efficiencies, and that's helping to drive some of the margin on the engineering side as well . And expect that to continue . MAY 06, 2021 / 11:00AM, MG.TO - Q1 2021 Magna International Inc Earnings Call 12 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2021 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

Operator Our next question comes from the line of James Picariello KeyBanc Capital Markets James Albert Picariello - KeyBanc Capital Markets Inc . , Research Division - Analyst Just on the upward revision to equity income for the year, I mean, depending on the [sustainability of that] trajectory, I mean, can this potentially drive the revision to your 2023 target (inaudible) earnings stream? I mean, just in the past, right, the company has made singular revisions to its equity income . So just curious if we see another quarter of better contribution if this is a likely outcome? And if not, what might be the nonrecurring benefits this year? Vincent Joseph Galifi - Magna International Inc . - Executive VP & CFO Yes, good question, James . I haven't really focused on 2023 after our outlook in February, we're more kind of dealing with the quarter and our 2021 outlook . I expect that through our joint ventures that we do not consolidate . Just like our other businesses, [we're] focused on growing sales and looking at operating efficiencies . I hope there's some upside there, but it's at this point, really too early to have been focused on that at this point in any great detail . James Albert Picariello - KeyBanc Capital Markets Inc . , Research Division - Analyst Okay . And I might have missed this on commodities . But I mean, I know -- I believe the Cosma business it does benefit from rising scrap prices, which, of course, is playing out in the marketplace . I mean, yes -- and again, my apologies if I missed it, I mean, just context on the company's net commodity exposure and how we should be thinking about the full year? Vincent Joseph Galifi - Magna International Inc . - Executive VP & CFO So in terms of exposure for the full year, we were expecting about $ 40 million as we started the year in our outlook . And it's mainly driven by resin, the increase but we're expecting that it could be even double that $ 40 million for the year . So it's -- we have -- certainly, scrap is a -- as a positive (inaudible) rising scrap prices . But net - net, we're still going to be up for the full year . And we were positive in the first quarter . So it gives you a sense of what we're expecting for the remainder of the year . James Albert Picariello - KeyBanc Capital Markets Inc . , Research Division - Analyst And then just on free cash flow, another upward revision there, clearly very strong free cash flow, great balance sheet . How are we approaching? What's the latest and greatest on the capital allocation front? Vincent Joseph Galifi - Magna International Inc . - Executive VP & CFO Yes . I mean, free cash flow, our expectations are up . I talked about in my formal comments, 2 things really, one is earnings and the other is a little bit better on the working capital front . Capital allocation philosophy and strategy hasn't changed at all . We're going to continue to look at opportunities to grow the business, whether that's organically or inorganically, things that, from an organic basis, build on our strengths, continue to focus on . And I think as a result, we allocate more capital to some of the mega trend type areas of our business . We talked about that extensively at Investor Day . Inorganically if you look at opportunities that could strengthen us, pay a dividend that grows over time . And to the extent that we have excess liquidity, we'll be in the market buying some stock . We were in a market this quarter . I don't think you could take any sort of conclusion from 1 quarter to another because we have 1 , 2 and 3 - year plans that we kind of look at . But that's the mix of things that we focus on and strategy hasn't changed . MAY 06, 2021 / 11:00AM, MG.TO - Q1 2021 Magna International Inc Earnings Call 13 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2021 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

Operator Our next question comes from the line of Michael Glen of Raymond James . Michael W . Glen - Raymond James Ltd . , Research Division - Equity Research Analyst Questions . I'll just ask one on the chip shortage . So when you look at your supply chain, so the tier 2 and Tier 3 suppliers that you are communicating with and I imagine that you are likely purchasing components from them that would have these chips embedded in them, are any of them communicating to you? Any risk they see in terms of supplying components over the coming quarter? Seetarama Swamy Kotagiri - Magna International Inc . - CEO, President & Director It's such a fluid situation to answer your question . Yes . We have work streams with various chip companies, whether it's a different level, some where we are getting and integrating into components ourselves and some where the chip is part of the system that we get, so we have 2 or 3 layers into the value chain as we talk . We are constantly monitoring it . There are situations where you have visibility, but some of them, as the mix changes, either from the customer in the type of vehicle and how they're changing their planning process . So it's an everyday exercise that we look various work streams to manage through globally . The visibility in terms, right? We are trying to manage and learn as much as possible collaboratively with the customers to see how we look at what's available and how long . It's difficult to give a specific answer . Yes, I think the next quarter is going to be still a tight walk, as we manage through . But hopefully, we see a little bit of relaxation beyond the second quarter . But it's still very fluid . Michael W . Glen - Raymond James Ltd . , Research Division - Equity Research Analyst Okay . And then just another question . So there's this -- we see this evolution taking place in terms of powertrain . Do you see any opportunity from Magna with everything that's happening with electrification . Are there opportunities opening up more for you to potentially penetrate the commercial truck market? Seetarama Swamy Kotagiri - Magna International Inc . - CEO, President & Director Yes . I think the way we look at it, and we talked about really is looking at the platform strategy and figuring out what is the best way to define the platforms and different segments and how they apply . So we can optimize the development time as well as the capital base . We definitely see an increasing opportunity as this transition happens, we talked about it both from a content per vehicle perspective, also as an addressable market perspective . Yes, it applies throughout the overall segment up to the light commercial vehicle truck SUV . But whatever we are looking at, we are trying to figure how do we develop this, call it, scalable platforms where you can engineer once and deploy many times . So we have the optimization in terms of capital and development activities . But overall, definitely a bigger addressable market and higher content . Operator (Operator Instructions) At this present time, we do not have any additional questions . Please continue with your presentation or closing remarks . Seetarama Swamy Kotagiri - Magna International Inc . - CEO, President & Director Thanks, everyone, for listening in and appreciate everybody dialing in . Despite the short - term challenges, we are off to a really good start in 2021 and we remain focused on executing our plans and delivering solid results . Everybody stay safe and enjoy the rest of your day . Thank you . MAY 06, 2021 / 11:00AM, MG.TO - Q1 2021 Magna International Inc Earnings Call 14 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2021 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

Operator Thank you. That does conclude the conference call for today. We thank you for your participation and ask that you please disconnect your line. DISCLAIMER Refinitiv reserves the right to make changes to documents, content, or other information on this web site without obligation to notify any person of such changes . In the conference calls upon which Event Transcripts are based, companies may make projections or other forward - looking statements regarding a variety of items . Such forward - looking statements are based upon current expectations and involve risks and uncertainties . Actual results may differ materially from those stated in any forward - looking statement based on a number of important factors and risks, which are more specifically identified in the companies' most recent SEC filings . Although the companies may indicate and believe that the assumptions underlying the forward - looking statements are reasonable, any of

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